UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Pioneer Exploration Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53784	98-0491551
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification No.)

2700 Newport Boulevard, Suite 190, Newport Beach, California		92663
(Address of principal executive offices)		(Zip Code)
(877) 700-0422 Registrant’s telephone number, including area code

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about November 3, 2011, by Pioneer Exploration Inc. to the holders of record of shares of Common Stock, par value $0.001 per share, of Pioneer.

You are receiving this information statement in connection with the appointment of one new member to Pioneer’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

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November 3, 2011

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about November 3, 2011, by Pioneer Exploration Inc. to the holders of record of its shares of Common Stock as of the close of business on October 31, 2011.  This information statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1.  Pioneer is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of Pioneer of a change in control of the Company and a change in the majority of the Board effected pursuant to a share purchase agreement dated as of October 28, 2011 between Angelo Scola and Pioneer (the “Purchase Agreement”).

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.
YOU ARE NOT REQUIRED TO SEND PIONEER A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Pioneer’s shareholders of record as of October 31, 2011 (the “10-day Period”), Angelo Scola has agreed to a private sale of all of the issued and outstanding shares in the capital of IBA Green, Inc. to Pioneer in consideration of the issuance of 38,500,000 restricted shares of Common Stock in the capital of Pioneer pursuant to the terms and conditions of the Purchase Agreement.  See Exhibit 10.13 - Purchase Agreement filed as an exhibit to Pioneer’s Form 8-K (Current Report) filed on November 1, 2011, and incorporated herein by reference.  In connection with the closing of the transaction, Mr. Brady has agreed to resign as Pioneer’s sole director and to appoint Mr. Scola to serve as the sole director of Pioneer.  Mr. Scola has consented to act as a director of Pioneer.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Pioneer’s Board of Directors has been furnished to Pioneer by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the closing, Pioneer’s sole director, Thomas Brady, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Angelo Scola as the new sole Director of Pioneer prior to tendering his resignation as a director.  Rule 14f-1 provides that Mr. Scola will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Pioneer’s shareholders, and will serve until his successor is elected and qualified.  A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Pioneer’s knowledge, Mr. Scola does not hold any position with Pioneer, other than president, chief executive officer, chief financial officer, treasurer, and corporate secretary, and has not been involved in any transactions with Pioneer or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as otherwise disclosed in this information statement.  To the best of the Pioneer’s knowledge, Mr. Scola has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past 10 years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past 10 years, and has not been subject to a finding of any violation of federal or state securities laws.

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Information Regarding the Company

Please read this Information Statement carefully.  It provides certain general information about Pioneer and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period.  All of Pioneer’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of the date of this Information Statement, there were 49,764,500 shares of Common Stock of Pioneer issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote.

Principal Stockholders and Holdings of Management

(a)           Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
Common Stock	Angelo Scola 10 Yosemite Valler Road Westerly, Rhode Island 02891	38,500,000 Direct	77.4%

[1]  The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-KSB from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 49,764,500 shares of Common Stock issued and outstanding as of November 2, 2011.

(b)           Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
Common Stock	Angelo Scola 10 Yosemite Valler Road Westerly, Rhode Island 02891	38,500,000 Direct	77.4%
Common Stock	Thomas Brady 202 - 750 W. Pender St Vancouver, British Columbia V6C 2T7 Canada	2,500,000 Direct	5.0%
Common Stock	Directors and Executive Officers (as a group)	41,000,000	82.4%

[1] Based on 49,764,500 shares of Common Stock issued and outstanding as of November 2, 2011.

Change of Control

On October 28, 2011 Angelo Scola and Pioneer entered into the Purchase Agreement and pursuant thereto Mr. Scola was issued 38.5 million restricted shares of Pioneer’s restricted Common Stock, equal to 77.4% of the issued and outstanding capital stock of Pioneer in consideration for a 100% interest in IBA Green, Inc.  Prior to the Purchase Agreement, Thomas Brady had a direct interest in 22.7% of the issued and outstanding capital stock of Pioneer.  Mr. Brady agreed to resign and Mr. Scola was appointed to fill the resulting Board vacancy in connection with the share purchase transaction and was appointed as Pioneer’s sole officer.

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DIRECTORS AND EXECUTIVE OFFICERS

Each director of Pioneer holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Pioneer’s management team is listed below.

Name of Directors and Officers	Pioneer Exploration Inc.	IBA Green, Inc.
Angelo Scola	President, CEO, CFO, Treasurer, and Corporate Secretary	Director CEO and President
Thomas Brady	Director	N/A

Angelo Scola – President, Chief Executive Officer, and Chief Financial Officer – Mr. Scola (60 years old) was appointed the Chief Executive Officer, President and Chief Financial Officer of Pioneer on October 28, 2011.  Mr. Scola graduated from Wentworth Institute of Technology in 1971 and attended the University of Miami School of Business in 1971-72.  Mr. Scola has 40 years of private sector experience in the utility and construction materials industry serving both domestic and international markets.  Since 2002 Mr. Scola has pursued the study of applied science pertaining to both virgin and synthetic construction aggregate materials to enhance and stabilize performance capabilities.  In 2004 Mr. Scola founded Thermoforte Inc. to develop a commercially viable process to substitute coal fly ash for virgin aggregates.  Since 2009 Thermoforte has developed a process to neutralize the toxins from incinerated bottom ash (IBA), the residue recovered from the combustion of solid waste at waste-to energy facilities. In July 2011 IBA Green, Inc. was incorporated to provide a commercially viable and environmentally sound solution to process and treat commercial ash.

Thomas Brady – Director - Mr. Brady (59) has been a director of Pioneer since June 2005.  From June 2005 to October 2011 Mr. Brady was the treasurer and corporate secretary of Pioneer.  From March 2010 to October 2011 Mr. Brady was the President and Chief Executive Officer and Chief Financial Officer of Pioneer.  Mr. Brady was the vice-president, communications for TTM Resources Inc. from May 2004 to November 2006 and has served as a consultant from November 2006 to present.  From May 2001 to May 2004 he was the manager of information systems for Starfield Resources Inc.  Mr. Brady was a director of GTO Resources Inc. from July 2003 to December 2003.  Mr. Brady has been a consultant to Wyn Developments Inc., United Resource Group Inc. and Metalquest Minerals Inc. (formerly Sonora Gold Corp) from May 2004 to present.  From May 2003 to May 2005 he was a director and the secretary-treasurer of Chilco River Holdings Inc.  Mr. Brady has served as president of BBX Marketing Corp. (formerly Momentum Marketing Corporation) from 1992 to present.  He has been Vice President-Communications of Red Tusk Resources Inc. from May 2004 to May 2005.  Mr. Brady has been the president of the Vancouver Petroleum Club since July 2006.  Mr. Brady holds a Bachelor of Commerce degree from the University of Manitoba.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Pioneer has paid no compensation to its named executive officers during its fiscal year ended August 31, 2011.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Angelo Scola CEO and CFO Oct 2011 – present	2009 2010 2011	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Thomas Brady CEO and CFO Mar 2010 - Oct 2011 Secretary/Treasurer Jun 2005 – Oct 2011	2009 2010 2011	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Warren Rob CEO and CFO Jun 2005 – Mar 2010	2009 2010 2011	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a

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Since Pioneer’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Pioneer and any of its directors whereby such directors are compensated for any services provided as directors.

There are no employment agreements between Pioneer and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Pioneer or from a change in a named executive officer’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)           Transactions with Related Persons

Since the beginning of Pioneer’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Pioneer was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Pioneer’s total assets at year-end for the last three completed fiscal years, except for the following:

1.	Share Purchase Agreement

Angelo Scola, Pioneer’s President and CEO, sold all of his interest in IBA Green, Inc. to Pioneer in consideration of the issuance of 38.5 million restricted shares of common stock in the capital of Pioneer.  See Exhibit 10.13 – Share Purchase Agreement for more details.

2.	Donated Services and Rent

Warren Robb, Pioneer’s former President, CEO, CFO and director, donated services to Pioneer that are recognized on its financial statements.  Also, Thomas Brady, Pioneer’s former President, CEO, CFO, Corporate Secretary, Treasurer, donated services and rent to Pioneer that are recognized on its financial statements.  From inception on June 9, 2005 to August 31, 2010, Pioneer recognized a total of $30,000 for donated services and $11,250 for donated rent.

(b)           Review, Approval or Ratification of Transactions with Related Persons.

Pioneer does not have any policies and procedures for the review, approval, or ratification of any transactions with related persons that are required to be reported this Item.

(c)           Compliance with Section 16(a) of the Exchange Act.

All reports were filed with the SEC on a timely basis and Pioneer is not aware of any failures to file a required report during the most recent fiscal year.

(d)           Audit Committee Financial Expert

Pioneer does not have a member on its board of directors that has been designated as an audit committee “financial expert”.  Management does not believe that the addition of such an expert would add anything meaningful to Pioneer at this time.  It is also unlikely Pioneer would be able to attract an independent financial expert to serve on its Board of Directors at this stage of its development.  In order to entice such a director to join its Board of Directors Pioneer would probably need to acquire directors’ errors and omission liability insurance and provide some form of meaningful compensation to such a director; two things Pioneer is unable to afford at this time.

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(e)           Identification of Audit Committee

Pioneer does not have a separately-designated standing audit committee.  Rather, Pioneer’s entire board of directors perform the required functions of an audit committee.  Currently, Thomas Brady is the only member of Pioneer’s audit committee, but Mr. Brady does not meet Pioneer’s independent requirements for an audit committee member.  See “Item (g) Director independence” below for more information on independence.

Pioneer’s audit committee is responsible for: (1) selection and oversight of Pioneer’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Pioneer’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

As of August 31, 2011, Pioneer did not have a written audit committee charter or similar document.

(f)           Board Leadership Structure and Role in Risk Oversight

Pioneer’s chairman of the board is currently Angelo Scola.  Pursuant to Pioneer’s By-Laws the chairman of the board will preside at all meetings of directors and shareholders, and will be responsible to ensure that all orders and resolutions of the Board of Directors are carried into effect.

The Board of Directors is responsible for overseeing the overall risk management process.  Risk management is considered a strategic activity within Pioneer and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of Pioneer’s Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

(g)           Director independence

Pioneer’s board of directors currently consists of Thomas Brady.  Pursuant to Item 407(a)(1)(ii) of Regulation S-K of the Securities Act, Pioneer’s board of directors has adopted the definition of “independent director” as set forth in Rule 4200(a)(15) of the NASDAQ Manual.  In summary, an “independent director” means a person other than an executive officer or employee of Pioneer or any other individual having a relationship which, in the opinion of Pioneer’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director, and includes any director who accepted any compensation from Pioneer in excess of $200,000 during any period of 12 consecutive months with the three past fiscal years.  Also, the ownership of Pioneer’s stock will not preclude a director from being independent.

In applying this definition, Pioneer’s board of directors has determined that Mr. Brady does not qualify as an “independent director” pursuant to Rule 4200(a)(15) of the NASDAQ Manual.

As of the date of the information, Pioneer did not maintain a separately designated compensation or nominating committee.

Pioneer has also adopted this definition for the independence of the members of its audit committee.  Thomas Brady serves on Pioneer’s audit committee.  Pioneer’s board of directors has determined that Mr. Brady is not “independent” for purposes of Rule 4200(a)(15) of the NASDAQ Manual, applicable to audit, compensation and nominating committee members, and is not “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act.

(h)              Meeting of Directors

There were no meetings of the Board of Directors during the last full fiscal year, and all actions taken by the Board of Directors were taken by consent resolution.

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(i)           No Nominating Committee

Pioneer does not have a standing nominating committee nor a nomination committee charter.  The Board of Directors is responsible for identifying new candidates for nomination to the Board.  Pioneer has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the Board of Directors.

(j)           No Compensation Committee

Pioneer does not have a standing compensation committee nor a compensation committee charter.  The functions of a compensation committee are currently assumed by the Board of Directors.

(k)           Shareholder Communications

Pioneer has not provided any separate process for communicating with the Board of Directors.  Communications to the Board of Directors may be directed to Pioneer at the address and telephone number set out on the cover page to this information statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Pioneer Exploration Inc. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER EXPLORATION INC.

DATED: November 3, 2011	By:	/s/ Angelo Scola
Angelo Scola President and Chief Executive Officer

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